**Ant 2/10/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

03002763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Frontier Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East 43rd. Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 06 2003
WASH. D.C.
207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melville Kirzon (212) 682-7854
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrenkrantz Sterling & Co., LLC
(Name – *if individual, state last, first, middle name*)

6 Regent Street (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melville Kirzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Planning Services Ltd., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

2/5/03

MARIA R. CARUSO
Notary Public, State of New York
No. 01CA6031465
Qualified in Queens County
Commission Expires October 04, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

FRONTIER PLANNING SERVICES, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

COMPUTATION OF NET CAPITAL	
Total members' equity	$ 15,197
Deductions and/or charges	
Non-allowable assets	2,200
NET CAPITAL	$ 12,997
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Other liabilities includable in aggregate indebtedness	$ 11,588
AGGREGATE INDEBTEDNESS	$ 11,588
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6⅔% of aggregate Indebtedness or minimum net capital requirement)	$ 5,000
EXCESS NET CAPITAL	$ 7,997
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 11,838
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.89 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002	
Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 30,236
Decreases resulting from September 30, 2002 audit adjustments, net	17,239
Net capital, as included in this report	$ 12,997

(Continued on following page)

NASD

January 15, 2003

Mr. Melville Kirzon
Frontier Planning Services Ltd.
211 East 43rd Street
New York, New York 10017

Dear Mr. Kirzon:

This acknowledges receipt of your September 30, 2002, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). In order to properly evaluate your Audit Report, the following is necessary:

1). A Reconciliation between the September 2002 FOCUS and the audited financial statements which include $25,625 for Audit Adjustments.

Pursuant to the provisions of NASD Rule 8210, we request that you submit copies of all above requested documents to this office. You are requested to submit your response by January 29, 2002. If you have any questions, please contact the undersigned at (212) 858-4104.

Sincerely,

P. 9 of Annual Audited

Iris Hoskins
Compliance Examiner

IH:ec

New York District Office
One Liberty Plaza
165 Broadway
New York, NY
10005

(X4104)

tel 212 858 4000
www.nasd.com

STEIN DEVISSER 212 768 9371 01/24 '03 17:07 NO.459 02/16
Received: 1/24/03 18:28; 212 768 9371 -> EHRENKRANTZ STERLING; Page 2